March 8, 2006
Mr. Kevin Stertzel
Ms. Jill Davis
United States Security Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Comments on Brush Engineered Materials Inc. 2004 Form 10-K
This letter is to confirm our conversation of March 6, 2006 on related party transactions and the LIFO reserve relative to the results of your review of the Brush Engineered Materials Inc. Form 10-K for 2004 as detailed in your letters of January 27, 2006 and December 27, 2005. This letter also provides further details relative to our LIFO reserve as you requested.
Related Party Transactions
We agree to detail the related party transactions on the face of the balance sheet in future filings beginning with the 2005 Form 10-K.
Description of LIFO Pools
As previously noted, we have eleven LIFO pools. A description of these pools follows.
1.	Six of those pools are in one business unit and are the pools from the original LIFO election by our predecessor company. These pools are structured utilizing the components of cost method. Five of the six pools are for individual raw materials. We believe that separate pools for the individual metals yields a more appropriate matching of current costs to revenues than combining the raw materials into one pool as the relative prices of these metals do not move proportionately (there can also be price deflation in one metal and inflation in another in a given year). The raw material pools use the specific goods method as each pool contains one homogeneous item, i.e. copper, nickel, etc. The sixth pool in this business unit is for conversation cost, with the items being the major expense categories such as wages, fringe benefits, supplies, maintenance, utilities, depreciation, etc. This pool uses the dollar-value method. These six pools combined accounted for approximately three-fourths of the FIFO value of inventories on LIFO as of December 31, 2004.

2.	A LIFO pool was added as a result of an acquisition in 1982. We determined that the products manufactured by this operation were sufficiently different from the remaining operations and therefore a separate LIFO pool was maintained. This pool uses the link chain dollar-value method with the items within the pool being defined as the individual parts. While this acquisition occurred many years ago, we believe that the predecessor owner used this same LIFO method.
3.	Two LIFO pools were added from an acquisition in 1986. We determined that the precious metal products (primarily gold) manufactured from this operation were also sufficiently different from the existing operations and that separate LIFO pools should be maintained. This operation uses the component of cost method as well. One pool is for gold, the most significant item in their inventory. The price of gold may fluctuate in a given year at levels inconsistent with general inflation and isolating gold into its own pool results in a better matching of current costs against revenue. The gold pool uses the specific goods method. The other pool is for conversion costs for this facility based upon direct labor hours in inventory. The cost per labor hour is calculated using all manufacturing costs (wages and variable and fixed overhead costs). As with the other acquisition, this acquisition occurred many years ago, but we believe that the predecessor owner used this same LIFO method.
4.	Two other pools were created as a result of the restructuring in 2000. These pools are natural business units for LIFO purposes. The decision to create new LIFO pools for these two operations was not just based upon being separate legal entities. These operations have their own production facilities that manufacture their own product lines from their own inventories. They also are independently responsible for managing their production activities.
To create these pools, the historical LIFO layers were allocated to each of the new pools based upon their relative FIFO inventory value compared to the total FIFO value of the original pool. The historical cumulative index as of the prior year-end from the original pool was used as the beginning cumulative index in the new pools. These pools also use the dollar-value method and cover all manufacturing costs at their respective facilities. The two created pools were and have remained quite small; the inventory value for the two operations combined accounted for less than 3% of the total inventory as of December 31, 2004. Any LIFO decrements from these pools since their creation have been immaterial. We filed our LIFO election with the IRS for both of the newly created pools.
LIFO Decrement in 2004
In 2004, on a consolidated basis, LIFO quantity decrements from certain pools resulted in a reduction to cost of sales of $0.4 million, which was 0.1% of the total cost of sales that year and which we believe to be immaterial. While the $0.4 million was disclosed in accordance with GAAP and is referenced in the Management’s Discussion and Analysis, we did not believe that further disclosures were warranted due to its lack of materiality.

Although total inventories increased during the year, certain pools had decrements, as changes in one inventory pool are independent from changes in other pools. This is not unusual as inventories are managed in conjunction with individual production plans and activities and inventory levels can be affected by yield and other operating results as well as the actual demand from particular markets. It is also possible for the FIFO value of an item in a specific goods pool to increase in a year when there is a quantity decrement to a LIFO layer; the FIFO impact of the quantity decrease could be more than offset by an increase in the FIFO unit price.
In 2004, the largest LIFO layer decrement occurred in the pool identified in step 2 above. These products primarily serve the telecommunications and computer electronic and automotive electronic markets. The new sales order entry rate for these products to be sold to these two markets was lower in the fourth quarter 2004 than it was in 2003. In response to the lower projected demand, inventories were reduced accordingly at year-end 2004. Throughput times for this operation are fairly fast and therefore inventory levels can be readily adjusted to changes in demand.
The 2004 benefit from a LIFO decrement also was caused by changes in the nickel pool, one of the raw material pools in the unit using components of cost described in step 1 above. The initial production process for manufacturing nickel containing products is campaigned in order to maximize production efficiencies. This can lead to inconsistent levels of inventory as the production schedule creates a small temporary inventory build (that is immaterial to the Company) that is subsequently worked down. There were no nickel purchases in the last two months of 2004 and therefore inventory levels declined from the prior year end levels. During 2003 and 2004, management also determined that inventories of nickel-based products were too high in relation to end-use demand and implemented programs to reduce the level of materials on hand.
Book and Tax Accounting
The use of LIFO is consistent for book and tax accounting purposes. We have all of the same LIFO pools for both book and tax purposes.
Conclusion
We believe that the multiple pools provide a proper basis for determining the LIFO cost of the inventory and that the differing methods are appropriate for the different pools based upon the particular facts and circumstances. The use of multiple pools and methods is consistent with GAAP. We also believe that our disclosures were adequate and that additional disclosures related to the LIFO pools would not be meaningful.

In connection with our responses in this letter to your comments, we acknowledge that:
–	We are responsible for the adequacy and accuracy of the disclosure in the filing;

–	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Should you have any further questions related to our response or would like to discuss this in greater detail, you may contact me at (216) 383-4043.
Sincerely,
James P. Marrotte
Vice President, Controller

cc:	J. Grampa M. Hasychak S. MacDonald S. Schnopp, Jones Day L. Thomas, Ernst & Young T. Lindberg, Ernst & Young